Unless otherwise indicated, the number of shares of our Class A common stock to be outstanding after this offering is based on 11,701,750 shares of our Class A common stock outstanding as of March 31, 2017 and excludes:

- 1,914,047 shares of our Class A common stock reserved for future issuance under our 2017 Omnibus Incentive Plan, which will become effective upon completion of this offering; and
- 8,401,521 shares of Class A common stock reserved as of the closing date of this offering for future issuance upon exchange of LLC Interests by the Continuing LLC Owners.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

- the consummation of the Transactions;
- the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our bylaws, which will occur immediately prior to the closing of this offering; and
- no exercise by the underwriters of their option to purchase up to 850,000 additional shares of Class A common stock in this offering.

become a wholly owned subsidiary of PetIQ. We refer to these contributions as the "Contributions." The Contributions will be effected prior to the time the Class A common stock is registered under the Securities Act and prior to the completion of this offering.

Resulting Structure

Following the Contributions and the Reclassification, 8,401,521 LLC Interests will be held by the Continuing LLC Owners and 9,532,583 LLC Interests will be held by PetIQ, of which 7,523,839 will be held indirectly through the Sponsor Corps and the remaining 2,008,744 LLC Interests will be held directly (which correlates to the number of LLC Interests exchanged by the Employee Owners and sold by the Continuing LLC Owners). All of the shares of Class A common stock that will be outstanding following the Contributions and the Reclassification, but prior to the completion of this offering, will be held by Certain Sponsors and the Employee Owners. The Reclassification will be effected prior to the time our Class A common stock is registered under the Securities Act and prior to the completion of this offering.

Pursuant to the HoldCo Agreement, PetIQ will be designated as the sole managing member of HoldCo. Accordingly, PetIQ will have the right to determine when distributions will be made by HoldCo to its members and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below).

Immediately following the Reclassification, we will be a holding company and our principal asset will be the LLC interests we purchase from the Sponsor Corps and acquire from the Continuing LLC Owners. As the sole managing member of HoldCo, we will operate and control all of the business and affairs of HoldCo and, through HoldCo and its subsidiaries, conduct our business. In addition, we will control the management of, and have a controlling interest in, HoldCo and, therefore, we will be the primary beneficiary of HoldCo. As a result, we will consolidate the financial results of Holdco pursuant to the variable-interest entity ("VIE") accounting model, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of Continuing LLC Owners to a portion of Holdco's net income (loss). See "Unaudited Pro Forma Condensed Consolidated Financial Information."

Other than its purchase of LLC Interests with the net proceeds of this offering, as of the closing date of this offering, PetIQ has not provided any financial or other support to HoldCo. Following this offering, PetIQ will not be required to provide financial or other support for HoldCo, though it will control HoldCo's business and other activities through its managing member interest in HoldCo. Because PetIQ is not a guarantor or obligor with respect to any of the liabilities of HoldCo, absent any such arrangement, the creditors of HoldCo will not have any recourse to the general credit of PetIQ. Nevertheless, because PetIQ will have no material assets other than its interests in HoldCo, any change in HoldCo's financial condition could result in PetIQ recognizing a loss.

in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our Class A common stock, which may reduce its value.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxes by the U.S. federal, state and local tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;
- expected timing and amount of the release of any tax valuation allowances;
- tax effects of stock-based compensation; or
- changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state and local taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Risks Related to This Offering and Ownership of Our Class A Common Stock

Our equity sponsors and management team, individually or in the aggregate, will have significant influence over us and their respective interests may conflict with yours in the future.

After giving effect to the Transactions, our equity sponsors, Eos, Clarke Capital and Porchlight, will beneficially own approximately 45.4%, 0% and 2.6%, respectively, of our outstanding Class A common stock, approximately 0%, 11.6% and 17.5%, respectively, of our outstanding Class B common stock and approximately 26.4%, 4.8% and 8.8%, respectively, of the total voting power. In addition, after giving effect to the Transactions, our directors and executive officers collectively will own approximately 47.0% of our outstanding Class A common stock, approximately 56.2% of our outstanding Class B common stock and approximately 50.9% of the total voting power. As a result, our equity sponsors and founders have, individually or in the aggregate, the ability to significantly influence all matters submitted to our stockholders for approval, including:

- changes to the composition of our board of directors, which has the authority to direct our business and appoint and remove our officers;
- proposed mergers, consolidations or other business combinations; and
- amendments to our certificate of incorporation and bylaws, which govern the rights attached to our shares of common stock.

In addition, two of our directors (Mark First and James Clarke) are affiliated with our equity sponsors.

This concentration of ownership of shares of our Class A common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of shares of our Class A common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Class A common stock. The interests of our equity sponsors may not always coincide with the interests of the other holders of our Class A common stock. This concentration of ownership may also adversely affect our stock price.

In the ordinary course of their business activities, any one of our equity sponsors and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that none of our equity sponsors, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Each of our equity sponsors also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, any one of our equity sponsors may have an

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our industry and our business. Security and industry research analysts do not currently provide research coverage on us, and we cannot assure you that any research analysts will provide research coverage on us or our securities after this offering. If one or more of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline.

Because we have no current plans to pay cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our Class A common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our senior secured credit facilities and other indebtedness we may incur, and such other factors as our board of directors may deem relevant.

If you purchase shares of Class A common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution of $11.52 per share based on the initial public offering price of $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus), which is substantially higher than the pro forma net tangible book value per share of our outstanding Class A common stock. In addition, you may also experience additional dilution, or potential dilution, upon future equity issuances to investors or to our employees and directors under our 2017 Omnibus Incentive Plan. See "Dilution."

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have 113,298,250 shares of Class A common stock authorized but unissued. Our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering authorizes us to issue these shares of Class A common stock and options relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under the 2017 Omnibus Incentive Plan. See "Executive Compensation." Any Class A common stock that we issue, including under the 2017 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, including sales by any one of our equity sponsors, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of 11,701,750 shares of our Class A common stock outstanding. Of the outstanding shares, the 5,666,667 shares sold or issued in this offering (or 6,516,667 shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 under the Securities Act, may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale."

The remaining outstanding shares of common stock held by our existing owners after this offering will be subject to certain restrictions on resale. We, our executive officers, directors and all our existing stockholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our Class A common stock and certain other securities held by them for 180 days following the date of this

Resulting Structure

Following the Contributions and the Reclassification, 8,401,521 LLC Interests will be held by the Continuing LLC Owners and 9,532,583 LLC Interests will be held by PetIQ, of which 7,523,839 will be held indirectly through the Sponsor Corps and the remaining 2,008,744 LLC Interests will be held directly (which correlates to the number of LLC Interests exchanged by the Employee Owners and sold by the Continuing LLC Owners). All of the shares of Class A common stock that will be outstanding following the Contributions and the Reclassification, but prior to the completion of this offering, will be held by Certain Sponsors and the Employee Owners. The Reclassification will be effected prior to the time our Class A common stock is registered under the Securities Act and prior to the completion of this offering.

As a result of the Transactions and this offering, upon completion of this offering:

- the investors in this offering will collectively own 5,666,667 shares of our Class A common stock (or 6,516,667 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing 28.2% of the voting power in the Company (or 31.3% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- Certain Sponsors will collectively own 5,615,981 shares of our Class A common stock, representing 27.9% of the voting power in the Company (or 27.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- the Continuing LLC Owners will collectively own 8,401,521 shares of our Class B common stock, representing 41.8% of the voting power in the Company (or 39.7% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

- the Employee Owners will collectively own 419,102 shares of our Class A common stock, representing 2.1% of the voting power of the Company (or 2.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Pursuant to the HoldCo Agreement, PetIQ will be designated as the sole managing member of HoldCo. Accordingly, PetIQ will have the right to determine when distributions will be made by HoldCo to its members and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If PetIQ authorizes a distribution by HoldCo, the distribution will be made to the members of HoldCo pro rata in accordance with the ownership of their respective LLC Interests.

The holders of LLC Interests will incur U.S. federal, state and local income taxes on their allocable share of any taxable income of HoldCo (as calculated pursuant to the HoldCo Agreement). Net profits and net losses of HoldCo will generally be allocated to its members pursuant to the HoldCo Agreement in accordance with the ownership of their respective LLC Interests adjusted for their applicable tax obligation. The HoldCo Agreement will provide for cash distributions to the holders of LLC Interests for purposes of funding their tax obligations in respect of the income of HoldCo that is allocated to them. These tax distributions will be funded from available cash of HoldCo and its subsidiaries. These tax distributions will be computed, for us, based on our actual tax liability as a result of the net taxable income allocated to us as a result of owning interests in Holdco and, for all other holders of LLC Interests, based on the net taxable income of Holdco allocated to such holder of LLC Interests multiplied by an assumed, combined tax rate equal to the maximum rate applicable to an individual resident in New York, New York (taking into account the deductibility of state and local taxes and other applicable adjustments).

Immediately following the Reclassification, we will be a holding company and our principal asset will be the LLC Interests we purchase from the Sponsor Corps and acquire from the Continuing LLC Owners. As the sole managing member of HoldCo, we will operate and control all of the business and affairs of HoldCo and, through HoldCo and its subsidiaries, conduct our business. In addition, we will control the management of, and have a controlling interest in, HoldCo and, therefore, we will be the primary beneficiary of HoldCo. As a result, we will consolidate the financial results of Holdco pursuant to the VIE accounting model, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of Continuing LLC Owners to a portion of Holdco's net income (loss). See "Unaudited Pro Forma Condensed Consolidated Financial Information."

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of March 31, 2017 of:

- OpCo and its subsidiaries on a historical basis;
- PetIQ and its subsidiaries as adjusted to give effect to the Transactions; and
- PetIQ and its subsidiaries on a pro forma basis to give effect to (i) the Transactions, the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and (ii) the application of the estimated net proceeds from the offering as described under "Use of Proceeds."

This information should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

	AS OF MARCH 31, 2017		
	HISTORICAL OPCO	PETIQ AS ADJUSTED BEFORE OFFERING	PRO FORMA PETIQ
(in thousands, except share and per share data)			
Cash and cash equivalents	$ 1,376	$ 1,376	$ 23,464
Indebtedness:			
Total indebtedness	$47,524	$ 99,986	$ 47,524
Total equity:			
Members' equity	47,219	—	—
Class A common stock, par value $0.001 per share; no shares authorized, issued and outstanding on a historical basis; 125,000,000 shares authorized, 11,701,750 shares issued and outstanding on a pro forma basis	—	6	12
Class B common stock, par value $0.001 per share; no shares authorized, issued and outstanding on a historical basis; 8,401,521 shares authorized, 8,401,521 shares issued and outstanding on a pro forma basis	—	8	8
Additional paid-in capital and accumulated deficit	—	(16,142)	51,225
Accumulated other comprehensive loss	(1,799)	(1,799)	(1,799)
Total members' equity/stockholders' equity	45,420	(17,927)	49,446
Noncontrolling interest	(21)	21,976	28,981
Total equity	45,399	4,049	78,427
Total capitalization	$92,923	$104,035	$125,951

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease, as applicable, the gross proceeds to us from this offering by approximately $5.7 million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions. Similarly, an increase or decrease of 566,667 shares in the number shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease our gross proceeds from this offering by approximately $8.5 million, assuming no changes in the assumed initial public offering price per share.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma information reflects the impact of this offering, after giving effect to the Transactions discussed in the section of this prospectus entitled "The Transactions." The following unaudited pro forma consolidated statement of operations for the year ended December 31, 2016 and the three months ended March 31, 2017 give effect to the Transactions and this offering as if the same had occurred on January 1, 2016. The unaudited pro forma balance sheet as of March 31, 2017 gives effect to the Transactions and this offering as if the same had occurred on such date.

We have derived the unaudited pro forma consolidated balance sheet and statement of operations for the year ended December 31, 2016 from the audited consolidated financial statements of OpCo for the year ended December 31, 2016 included elsewhere in this prospectus. We have derived the unaudited pro forma consolidated balance sheet and statement of operations as of and for the three months ended March 31, 2017 from the unaudited consolidated financial statements of OpCo as of and for the three months ended March 31, 2017 included elsewhere in this prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The pro forma adjustments related to the Transactions, which we refer to as the Transaction Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

- the amendment and restatement of the limited liability company agreement of HoldCo to, among other things, (i) modify the capital structure of HoldCo to create a single new class of units, the LLC Interests, (ii) exchange all of the HoldCo existing membership interests for LLC Interests and (iii) appoint PetIQ as the sole managing member of HoldCo;
- the amendment and restatement of PetIQ's certificate of incorporation to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) issue shares of Class B common stock to the Continuing LLC Owners, on a one-to-one basis with the number of LLC Interests they own;
- the contribution by Certain Sponsors of all of the Sponsor Corps to PetIQ in exchange for the issuance of the Certain Sponsor Preference Notes payable by PetIQ and shares of Class A common stock to Certain Sponsors;
- the exchange by the Continuing LLC Owners of certain LLC Interests for the Continuing LLC Owner Preference Notes;
- the Continuing LLC Owners retaining the remaining LLC Interests; and
- a provision for income taxes and deferred taxes reflected PetIQ as a taxable corporation at an effective rate of 20.3% for the three months ended March 31, 2017 and the year ended December 31, 2016.

The pro forma adjustments related to this offering, which we refer to as the Offering Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

- the issuance of shares of our Class A common stock in this offering in exchange for net proceeds of approximately $74.6 based on (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commission but before offering expenses;
- the repayment of the Preference Notes in the aggregate amount of $52.5 million;
- the purchase by PetIQ of 2,169,167 newly issued LLC Interests from HoldCo at purchase price per interest equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions;
- the changes in equity related to the purchase of LLC Interests and the related noncontrolling interest not owned by PetIQ; and
- a provision for income taxes and deferred taxes reflecting PetIQ as a taxable corporation at an effective rate of 22.2% for the three months ended March 31, 2017 and the year ended December 31, 2016.

PetIQ, Inc.
Unaudited Pro Forma Consolidated Balance Sheet Data as of March 31, 2017

	HISTORICAL OPCO	TRANSACTION ADJUSTMENTS	AS ADJUSTED BEFORE OFFERING	OFFERING ADJUSTMENTS	PRO FORMA PETIQ
(dollars in thousands)					
Current assets					
Cash and cash equivalents	$ 1,376		$ 1,376	$ 22,088	$ 23,464
Accounts receivable, net of allowance for doubtful accounts	27,327		27,327		27,327
Inventories	48,054		48,054		48,054
Supplier prepayments	2,561		2,561		2,561
Other current assets	3,041		3,041		3,041
Total current assets	82,359		82,359	22,088	104,447
Property, plant and equipment, net	12,842		12,842		12,842
Restricted cash and deposits	250		250		250
Other non-current assets	2,709		2,709		2,709
Deferred tax assets		11,979[1]	11,979	(90)[1]	11,889
Intangible assets, net of accumulated amortization	3,849		3,849		3,849
Goodwill	4,697		4,697		4,697
Total assets	$106,706	11,979	$118,685	$ 21,998	$140,683
Liabilities and member's equity					
Current liabilities					
Accounts payable	$ 12,502		$ 12,502		$ 12,502
Accrued wages payable	669		669		669
Accrued interest payable	173		173		173
Other accrued expenses	326	867[3]	1,193	82[3]	1,275
Current portion of long-term debt and capital leases	2,541		2,541		2,541
Preference notes		52,462[2]	52,462	(52,462)[2]	—
Total current liabilities	16,211	53,329	69,540	(52,380)	17,160
Non-current liabilities					
Long-term debt	42,990		42,990		42,990
Obligations under capital leases, less current installments	412		412		412
Deferred acquisition liability	1,330		1,330		1,330
Other non-current liabilities	364		364		364
Total non-current liabilities	45,096		45,096		45,096
Commitments and contingencies					
Equity					
Members' equity	47,219	(47,219)[3]			
Class A common stock		6	6	6	12
Class B common stock		8	8		8
Additional paid-in capital and accumulated deficit		(16,142)[1][2][3]	(16,142)	67,367[1][2][3]	51,225
Accumulated other comprehensive (loss)	(1,799)		(1,799)		(1,799)
Total members' equity	45,420	(63,347)	(17,927)	67,373	49,446
Non-controlling interest	(21)	21,997[4]	21,976	7,005[4]	28,981
Total equity	45,399	(41,350)	4,049	74,378	78,427
Total liabilities and equity ...	$106,706	11,979	$118,685	21,998	$140,683

(1) PetIQ is subject to U.S. federal and state income taxes and will file consolidated income tax returns for US federal and certain state jurisdictions. These adjustments reflect the recognition of deferred tax assets resulting from our status as a C-corporation. As a result of the Transactions approximately $2.7 million of deferred tax assets related to the net operating loss carryforwards currently held by the Sponsor Corps will be recorded by PetIQ. Additionally temporary differences in the book and tax basis of our investment in HoldCo would have resulted in pro forma deferred tax assets of $9.3 million that result from the step up in basis inherent in the purchase of 1,589,642 LLC Interests from the Continuing LLC Owners. As a result of the Offering, a $0.1 million pro forma reduction in the deferred tax asset will be recorded to reflect the further dilution. These adjustments will increase our additional paid-in capital and accumulated deficit. We anticipate that we will account for the income tax effects resulting from future taxable exchanges of LLC Interests of HoldCo for shares of our Class A common stock by recognizing a change in our deferred tax assets, based on enacted tax rates at the date of the exchange. Further we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance.

The amounts to be recorded for the deferred tax assets have been estimated. All of the effects of changes in any of our estimates after the date of the offering will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(2) In connection with the Transactions and immediately prior to this offering, the Company will incur $52.5 million of indebtedness collectively to the Continuing LLC Owners and Certain Sponsors in the form of Preference Notes, in exchange for directly and indirectly acquiring 3,497,500 LLC interests (a portion of which are acquired indirectly through a tax-deferred transaction relating to the Contribution of the Sponsor Corps. For additional detail see "The Transactions") from those Continuing LLC Owners and Certain Sponsors. The Company will use a portion of the offering proceeds to repay and extinguish the preference notes.

(3) As a C-corporation, we will no longer record members' equity in the consolidated balance sheet. To reflect the C-Corporation structure of our equity, we will separately present the value of our common stock and additional paid-in capital and accumulated deficit. Additional paid in capital and accumulated deficit initially represents our share of HoldCo's members' equity after allocation to the noncontrolling interest (see footnote 4), less the amount attributed to par value of the common stock, plus the deferred tax adjustments, less pro forma taxes payable, less $52.5 million of Preference Notes.

Additional paid in capital and accumulated deficit for the offering is calculated as the pro forma net proceeds of $74.6 million, less the amount attributable to par value of common stock, and the amount allocated to noncontrolling interests (see footnote 4).

(4) The LLC Interests owned by Continuing LLC Owners will be considered noncontrolling interests for financial reporting purposes. The amount allocated to noncontrolling interests represents the proportional interest in the pro forma condensed consolidated total equity of HoldCo owned by the Continuing LLC Owners, which is approximately 46.8% as adjusted before the offering and 41.8% on a pro forma basis. The noncontrolling interest in the Transaction adjustments is calculated by allocating $1.4 million to noncontrolling interest associated with pro forma tax distributions to the Continuing LLC Owners, subsequently multiplying the remaining $44.0 million of equity by 46.8%, which represents the economic interest the Continuing LLC Owners hold in HoldCo prior to the offering.

Noncontrolling interests associated with the offering is calculated by allocating $1.4 million to noncontrolling interest associated with pro forma tax distributions to maintain the Continuing LLC Owners' capital accounts in HoldCo, and subsequently multiplying the remaining $44.0 million of equity, plus net proceeds to HoldCo of $22.1 million, by 41.8%, which represents the economic interest the Continuing LLC Owners hold in HoldCo after the pro forma tax distribution.

PetIQ, Inc.
Unaudited Pro Forma Consolidated Statement of Operations for the Quarter Ended March 31, 2017

	HISTORICAL OPCO	TRANSACTION ADJUSTMENTS	AS ADJUSTED BEFORE OFFERING	OFFERING ADJUSTMENTS	PRO FORMA PETIQ
(dollars in thousands)					
Net sales	$67,029		$67,029		$67,029
Cost of sales	54,829		54,829		54,829
Gross profit	12,200		12,200		12,200
Operating expenses					
General and administrative expenses	7,405		7,405		7,405
Operating income	4,795		4,795		4,795
Interest expense	464		464		464
Foreign currency loss, net	49		49		49
Loss on debt extinguishment	—		—		—
Other expense, net	3		3		3
Total other expense, net	516		516		516
Net income before taxes	$ 4,279		$ 4,279		$ 4,279
Provision for income tax [1]		(867)[1]	(867)	(82)[1]	(949)
Net income	4,279	(867)	3,412	(82)	3,330
Net income attributable to noncontrolling interest [2]	2	(2,733)[2]	$ (2,731)	147[2]	$ (2,584)
Net income attributable to member	$ 4,281	(3,600)	$ 681	65	$ 746
Pro forma weighted average shares of Class A common stock outstanding: [3]					
Basic			6,035,085		11,701,750
Diluted [5]			6,035,085		11,701,750
Pro forma net earnings per Class A common share: [4]					
Basic			$ 0.11		$ 0.06
Diluted			$ 0.11		$ 0.06

[1] PetIQ will be subject to income tax with respect to our allocable share of any net taxable income from Holdco. The adjustment is calculated as 38.1% effective tax rate based on US federal income tax plus apportioned state tax rates, multiplied by the 53.2 and 58.2% economic interest PetIQ holds in Holdco for transactions and offering adjustments, respectively.

[2] The Continuing LLC Owners will be considered noncontrolling interests of PetIQ for financial reporting purposes. The pro forma adjustment reflects the allocation of HoldCo net income to the non-controlling interests. Income is allocated based on the Continuing LLC Owners' economic interest in HoldCo, adjusted for required tax distributions. See "The Transactions—Resulting Structure." The allocation of net income to the noncontrolling interest is calculated by first allocating $1.4 million associated with pro forma tax distributions that would have been paid to the Continuing LLC Owners based on pre-tax net income, and then allocating 46.8% (after the Transactions) and 41.8% (after the offering) of HoldCo's remaining pre-tax income to the noncontrolling interest holder.

[3] The shares of Class B common stock do not share in our earnings and therefore are not included in the weighted average shares outstanding or net loss per share. The pro forma weighted average shares outstanding and net loss per share give effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus.

[4] The basic and diluted pro forma net income per share of Class A common stock represents net income attributable to PetIQ divided by the combination of shares of Class A common stock owned by the Sponsor Corps after giving effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus.

[5] PetIQ will have 8,401,521 shares of Class B common stock outstanding after this offering. Shares of our Class B common stock are considered potentially dilutive shares of Class A common stock. After evaluating the potential dilutive effect under the if-converted and two-class methods, the 8,401,521 shares of Class B common stock outstanding on a pro forma basis were determined to be anti-dilutive and have therefore been excluded from the computations of diluted earnings per share.

PetIQ, Inc.
Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016

	HISTORICAL OPCO	TRANSACTION ADJUSTMENTS	AS ADJUSTED BEFORE OFFERING	OFFERING ADJUSTMENTS	PRO FORMA PETIQ
(dollars in thousands)					
Net sales	$200,162		$ 200,162		$ 200,162
Cost of sales	167,615		167,615		167,615
Gross profit	32,547		32,547		32,547
Operating expenses					
General and administrative expenses	31,845		31,845		31,845
Operating income	702		702		702
Interest expense	3,058		3,058		3,058
Foreign currency loss, net	24		24		24
Loss on debt extinguishment	1,681		1,681		1,681
Other income, net	(666)		(666)		(666)
Total other expense, net	4,097		4,097		4,097
Net loss before taxes	$ (3,395)		$ (3,395)		$ (3,395)
Provision for income tax		691[1]	691	65[1]	756
Net loss	(3,395)	691	(2,704)	65	(2,639)
Net income attributable to noncontrolling interest	$ 3	$(1,581)[2]	$ (1,578)	171[2]	$ (1,407)
Net loss attributable to member	$ (3,398)	$ 2,272	$ (1,126)	(106)	$ (1,232)
Pro forma weighted average shares of Class A common stock outstanding: [3]					
Basic			6,035,083		11,701,750
Diluted [5]			6,035,083		11,701,750
Pro forma net loss per Class A common share: [4]					
Basic			(0.19)		$ (0.10)
Diluted [5]			(0.19)		$ (0.10)

[1] PetIQ will be subject to income tax with respect to our allocable share of any net taxable income from Holdco. The adjustment is calculated as 38.1% effective tax rate based on US federal income tax plus apportioned state tax rates, multiplied by the 53.4% and 58.5% economic interest PetIQ holds in Holdco for transaction and offering Adjustments, respectively.

[2] The Continuing LLC Owners will be considered noncontrolling interests of PetIQ for financial reporting purposes. The pro forma adjustment reflects the allocation of HoldCo net income to the non-controlling interests. Income is allocated based on the Continuing LLC Owners' economic interest in HoldCo, adjusted for required tax distributions. See "The Transactions—Resulting Structure." The allocation of net loss to the noncontrolling interest is calculated by allocating 46.8% (after the Transactions) and 41.8% (after the offering) of HoldCo's pre-tax loss to the noncontrolling interest holder.

[3] The shares of Class B common stock do not share in our earnings and therefore are not included in the weighted average shares outstanding or net loss per share. The pro forma weighted average shares outstanding and net loss per share give effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus.

[4] The basic and diluted pro forma net income per share of Class A common stock represents net income attributable to PetIQ divided by the combination of shares of Class A common stock owned by the Sponsor Corps after giving effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus.

[5] PetIQ will have 8,401,521 shares of Class B common stock outstanding after this offering. Shares of our Class B common stock are considered potentially dilutive shares of Class A common stock. After evaluating the potential dilutive effect under the if-converted and two-class methods, the 8,401,521 shares of Class B common stock outstanding on a pro forma basis were determined to be anti-dilutive and have therefore been excluded from the computations of diluted loss per share.

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the exchange right described above, held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o PetIQ, Inc., 500 E. Shore Drive—Suite 120, Eagle, Idaho 83616. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

NAME OF BENEFICIAL OWNER	SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED AFTER THE OFFERING			SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED AFTER THE OFFERING				TOTAL VOTING POWER AFTER THE OFFERING	
	NUMBER (WITH AND WITHOUT OPTION)	PERCENTAGE (NO OPTION)	PERCENTAGE (WITH OPTION)	NUMBER (NO OPTION)	PERCENTAGE (NO OPTION)	NUMBER (WITH OPTION)	PERCENTAGE (WITH OPTION)	PERCENTAGE (NO OPTION)	PERCENTAGE (WITH OPTION)
5% Stockholders									
Eos Funds [1]	5,311,523	45.4%	42.3%	—	—%	—	—%	26.4%	25.5%
Clarke Capital Entities [2]	—	—%	—%	974,952	11.6%	974,952	11.8%	4.8%	4.7%
Porchlight Entities [3]	304,459	2.6%	2.4%	1,473,767	17.5%	1,473,167	17.8%	8.8%	8.5%
True Science Founders, LLC [4]	—	—%	—%	2,259,760	26.9%	2,259,760	27.3%	11.2%	10.9%
Named Executive Officers and Directors									
McCord Christensen [5]	—	—%	—%	876,241	10.4%	809,574	9.8%	4.4%	3.9%
John Newland	191,815	1.6%	1.5%	—	—%	—	*%	*%	*%
Scott Adcock [6]	—	—%	—%	876,241	10.4%	809,574	9.8%	4.4%	3.9%
Mark First [1]	5,311,523	45.4%	42.3%	—	—%	—	—%	26.4%	25.5%
Gary Michael	—	—%	—%	—	—%	—	—%	—%	—%
James Clarke [2][7]	—	—%	—%	2,509,906	29.9%	2,509,906	30.4%	12.5%	12.1%
Ronald Kennedy [4][8]	—	—%	—%	458,786	5.5%	458,786	5.5%	2.3%	2.2%
All Executive Officers and Directors as a Group (7 persons)	5,503,338	47.0%	43.8%	4,721,174	56.2%	4,587,840	55.5%	50.9%	48.5%

* Represents beneficial ownership of less than 1%.

[1] Includes 4,470,531 shares of Class A common stock held by Eos Capital Partners IV, L.P. and 840,992 shares of Class A common stock held by Eos Partners, L.P., which are affiliates (collectively, the "Eos Funds"). As Managing Director of Eos Management, Mr. First has voting and investment control over and may be considered the beneficial owner of stock owned by the Eos Funds. Mr. First disclaims any beneficial ownership of the stock owned by the Eos Funds. The principal business address for the Eos Funds is 320 Park Avenue, 9th Floor, New York, NY 10022.

[2] Includes 46,202 shares of Class B common stock held by Labore et Honore LLC TS F Series, 254,108 shares of Class B common stock held by Labore et Honore LLC TS E Series, 159,761 shares of Class B common stock held by Labore et Honore LLC TS Preferred Series, 95,467 shares of Class B common stock held by Labore et Honore LLC TS C Series, 263,355 shares of Class B common stock held by Labore et Honore LLC and 156,060 shares of Class B common stock held by Labore et Honore LLC TS Founders Series (collectively, the "Clarke Capital Entities"). As the Manager of the Clarke Capital Entities, Mr. Clarke has voting and investment control over and may be deemed to be the beneficial owner of shares held by the Clarke Capital Entities. The principal business address for Clarke Capital is 5152 Edgewood Drive, Suite 375, Provo, UT 84604.

[3] Includes 1,427,337 shares of Class B common stock held by Highland Consumer Fund I Limited Partnership ("Fund I"), 304,459 shares of Class A common stock held by Highland Consumer Fund I-B Limited Partnership ("Consumer Fund") and 45,830 shares of Class B common stock held by Highland Consumer Entrepreneurs Fund I Limited Partnership ("Entrepreneurs Fund" and together with Fund I and Blocker Corp., the "Porchlight Entities"). Highland Consumer GP Limited Partnership is the general partner of each of the Porchlight Entities. Highland Consumer GP GP LLC ("HC GP GP") is the general partner of Highland Consumer GP Limited Partnership. The principal business address for the Porchlight Entities is 20 William Street, Suite 115, Wellesley, MA 02481.

Note 8—Pro forma financial information

The Company has not presented historical basic and diluted net income per share because the historical capital structure makes the presentation of net loss per share not meaningful, as the Company does not have any shares of common stock outstanding as of March 31, 2017.

Unaudited pro forma financial information has been presented to disclose the pro forma income tax expense and Net loss attributable to PetIQ, Inc., the registrant in the accompanying Registration Statement on Form S-1 (Form S-1) to register shares of Class A common stock of PetIQ, Inc. The unaudited pro forma financial information reflects an adjustment to the provision for income taxes to reflect an effective tax rate of 22%, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the 58% portion of income before taxes that represents the economic interest in PetIQ Holdings, LLC that will be held by PetIQ, Inc. upon completion of the Transactions and Offering disclosed in the Form S-1. In addition, pro forma provision for income taxes includes the historical provision for income taxes of $0 related to PetIQ, LLC. The sum of these amounts represents total pro forma provision for income taxes of $949.

The unaudited pro forma financial information also reflects the effects of the Transactions on the allocation of pro forma net income between noncontrolling interests and PetIQ, Inc.

Because PetIQ, Inc. will manage and operate the business and control the strategic decisions and day-to-day operations of the Company and will also have a substantial financial interest in the Company. PetIQ, Inc. will consolidate the financial results of PetIQ, LLC, pursuant to the variable-interest entity ("VIE") accounting model, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of Continuing LLC Owners to a portion of the Company's net income (loss).

The pro forma unaudited net income per share has been prepared using pro forma net income, as set forth above, which reflects the pro forma effects on provision for income taxes and the allocation of pro forma net income between noncontrolling interests and PetIQ, Inc., resulting from the Transactions and the Offering. In addition, pro forma weighted average shares outstanding includes Class A common stock of PetIQ, Inc. that will be outstanding after the Transactions, plus the Class A common stock sold in the Offering.

The supplemental pro forma information has been computed, assuming an initial public offering price of $15.00 per share, the midpoint in the estimated price range set forth on the cover of the prospectus included in the Company's Form S-1 Registration Statement. The computations assume there will be no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

PETIQ, LLC

Consolidated Statements of Comprehensive Loss
Years ended December 31,
(dollars in thousands)

	2016	2015
Net sales	$ 200,162	$205,687
Cost of sales	167,615	166,529
Gross profit	32,547	39,158
Operating expenses		
General and administrative expenses	31,845	35,588
Operating income	702	3,570
Interest expense	3,058	3,545
Foreign currency loss (gain), net	24	(75)
Loss on debt extinguishment	1,681	1,449
Other (income) expense, net	(666)	—
Total other expense, net	4,097	4,919
Net loss	(3,395)	(1,349)
Net income (loss) attributable to noncontrolling interest	3	(7)
Net loss attributable to member	$ (3,398)	$ (1,342)
Comprehensive loss		
Net loss	$ (3,395)	$ (1,349)
Foreign currency translation adjustment	(1,898)	(515)
Comprehensive loss	(5,293)	(1,864)
Comprehensive income (loss) attributable to noncontrolling interest	3	(7)
Comprehensive loss attributable to member	$ (5,296)	$ (1,857)
Unaudited pro forma financial information (note 11)		
Historical loss before taxes	$ (3,395)	
Pro forma provision for income taxes	756	
Pro forma net loss	(2,639)	
Pro forma net loss attributable to noncontrolling interest	(1,407)	
Pro forma net loss attributable to member	(1,232)	
Pro forma net loss per share		
Basic	$ (0.10)	
Diluted	$ (0.10)	
Pro forma weighted average shares of Class A common stock outstanding		
Basic	11,701,750	
Diluted	11,701,750	

See accompanying notes to the consolidated financial statements using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the 58% portion of income before taxes that represents the economic interest in PetIQ Holdings, LLC that will be held by PetIQ Inc. upon completion of the Transactions and Offering disclosed in the Form S-1. In addition, pro forma provision for income taxes includes the historical provision for income taxes of $0 related to PetIQ, LLC. The sum of these amounts represents total pro forma provision for income tax benefit of $756.

The unaudited pro forma financial information also reflects the effects of the Transactions on the allocation of pro forma net loss between noncontrolling interests and PetIQ, Inc. After the Transactions and Offering the noncontrolling interests of PetIQ, Inc. held by the continuing owners of PetIQ Holdings, LLC will have a 42% economic ownership of PetIQ Holdings, LLC, and as such, a portion of pro forma net loss will be attributable to the noncontrolling interests.

The pro forma unaudited net loss per share has been prepared using pro forma net loss, as set forth above, which reflects the pro forma effects on provision for income taxes and the allocation of pro forma net loss between noncontrolling interests and PetIQ, Inc., resulting from the Transactions and Offering. In addition, pro forma weighted average shares outstanding includes Class A common stock of PetIQ, Inc. that will be outstanding after the Transactions plus the Class A common stock sold in the Offering.

The supplemental pro forma information has been computed, assuming an initial public offering price of $15.00 per share, the midpoint in the estimated price range set forth on the cover of the prospectus included in the Company's Form S-1 Registration Statement. The computations assume there will be no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
PetIQ, Inc.:

We consent to the use of our report dated May 19, 2017, with respect to the balance sheets of PetIQ, Inc. as of December 31, 2016 and February 29, 2016, and our reported dated February 24, 2017, with respect to the consolidated balance sheets of PetIQ, LLC as of December 31, 2016 and 2015 and the related consolidated statements of comprehensive loss, member's equity, and cash flows for the years then ended, included herein and to the reference to our firm under the heading "Experts" in the prospectus.

DRAFT

Boise, Idaho
July __, 2017